UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D Form N-SAR	☐ Form N-CSR

For Period Ended: January 31, 2011
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Value Line, Inc.

Full Name of Registrant
Former Name if Applicable
220 East 42nd Street

Address of Principal Executive Office (Street and Number)

New York, New York 10017-5891

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III —NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Value Line, Inc. (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended January 31, 2011 on a timely basis for the reasons described below, which could not be eliminated by the Registrant without unreasonable effort or expense.  The Registrant received a comment letter from the staff of the Division of Corporation Finance dated February 4, 2011 to which it responded on February 18, 2011, with respect to the Registrant's Form 10-K for the fiscal year ended April 30, 2010 filed on July 16, 2010; Definitive Proxy Statement on Schedule 14A Filed August 6, 2010; and Forms 10-Q for the fiscal quarters ended July 31, 2010 and October 31, 2010.  The Registrant received a second comment letter dated March 4, 2011 containing further comments and questions with respect to the above-referenced reports and the Registrant's February 18, 2011 response.  The comment letters raise a number of issues regarding the Registrant’s application of certain accounting principles to the novel reorganization of Registrant's former investment adviser and broker-dealer subsidiaries that was completed on December 23, 2010.  The Registrant has not been able to complete its analysis of the accounting principles in time to make a timely filing of its Form 10-Q.  The accounting principles in question are expected to have a material effect on the manner in which the Registrant presents the effects of the reorganization.  The Registrant has been unable to complete the remainder of the Form 10-Q because of diversion of the attention of its finance and accounting personnel to addressing the significant matters raised in the SEC comment letters.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Howard Brecher		(212) 907-1500
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Value Line, Inc.
____________________________________
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2011	By:/s/ Howard Brecher
__________________
Acting Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).